EXHIBIT 99.1

For Immediate Release	Date: January 3, 2024
24-2-TR

Teck Provides Update on QB and Q4 2023 Steelmaking Coal Sales and Pricing

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited 2023 production volumes for Quebrada Blanca (“QB”) operations, an update on the QB2 project, and unaudited fourth quarter steelmaking coal sales volumes and realized prices.

“We are pleased that QB is now operating near design throughput capacity with strong recoveries, positioning Teck for significantly increased copper production in 2024,” said Jonathan Price, President and CEO. “We had strong fourth quarter performance in our steelmaking coal operations, with improvements in plant performance leading to an increase in production, and sales volumes of 6.1 million tonnes near the top end of our guidance.”

QB Operations

2023 unaudited contained copper production volumes from QB, excluding copper cathode, totaled 56,200 tonnes, below the bottom end of our guidance range of 80,000 tonnes for 2023 due to reliability and consistency issues in the fourth quarter. Fourth quarter production was 35,000 tonnes.

During the second half of 2023, each of the operations at QB, including mine operations, crushing, grinding, flotation, tailings, desalination and concentrate handling, all operated at or above design capacity. Our focus in the fourth quarter was on achieving reliable and consistent operations. This took longer than expected to achieve and, as a result, production did not meet forecast. However, by the end of December, QB was operating near design throughput capacity, and this has continued into 2024. Recoveries have generally been in line with expectations and head grades remain within expected levels.

QB2 Project

The construction of the molybdenum plant was substantially completed in December, and commissioning has commenced. Ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024. Construction of the port offshore facilities is progressing to plan and is expected to be completed by the end of the first quarter of 2024. The last jetty pile was completed in December, representing a major milestone in the port construction. Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6-$8.8 billion.

Steelmaking Coal Sales and Pricing

Our fourth quarter steelmaking coal sales were 6.1 million tonnes, near the top end of our previously disclosed guidance of 5.8 – 6.2 million tonnes. The realized steelmaking coal price in the fourth quarter averaged US$270 per tonne. We expect to report positive steelmaking coal provisional pricing adjustments of $89 million in the fourth quarter.

2023 Production and 2024 Guidance

Teck is expecting to provide full 2023 production results and 2024 guidance in a separate news release on January 16, 2024. Our fourth quarter and annual 2023 financial results are scheduled for release on February 21, 2024.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding: our expectations for and timing of the completion and commissioning of the QB2 molybdenum plant and port offshore facilities, QB2 capital cost guidance, and expected steelmaking coal provisional pricing adjustments.

The forward-looking statements in this press release are based on assumptions that QB2 construction and commissioning continues in accordance with our plans; among other matters. Assumptions regarding QB include current project assumptions, including estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during commissioning and ramp-up activities. The foregoing list of assumptions is not exhaustive. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements to be materially different from any future results. Factors that may cause actual results to vary include, but are not limited to, government action, unanticipated construction, commissioning or operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, adverse weather conditions, unanticipated events related to health, safety and environmental matters). QB2 costs, commissioning and commercial production are also dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic; and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

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About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.  Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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